8158 Adams Drive Liberty Centre, Building 200 Hummelstown, PA 17036 Phone: 717-561-2400 Fax: 717-564-8439

September 27, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TransCore Holdings, Inc. Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-116392)
Ladies and Gentleman:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TransCore Holdings, Inc. (the “Company”) hereby applies for the withdrawal of the Registration Statement on Form S-1 (File No. 333-116392), together with all exhibits thereto, filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2004, including all subsequent amendments thereto (the “Registration Statement”).
In connection with its acquisition by Roper Industries, Inc, a Delaware corporation, the Company has elected not to proceed with the initial public offering of enhanced yield securities or the related public offering of senior subordinated notes. The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto.
The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission with the filing of the Registration Statement be credited to the account of the Company for future use.
Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.
If you have any questions regarding the foregoing application for withdrawal, please contact me at (717) 561-2400 or Richard J. McMahon of Blank Rome LLP at (215) 569-5500.
Sincerely,
/s/ Joseph S. Grabias

Joseph S. Grabias
TransCore Holdings, Inc.
Executive Vice President and Chief Financial Officer